LINUX GOLD CORP.

Suite 240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

August 1, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  the  interim  consolidated  financial statements  and  related  notes  thereto  for  the  three  months  ended  May  31,  2011  and  2010  and  the  audited consolidated  financial  statements  and  related  notes  thereto  for  the  years  ended  February  28,  2011  and

2010,   which  have   been  prepared   in  accordance   with   the   accepted   accounting   principles   generally

accepted  in  the  United  States  .   All  amounts  in  the  financial  statements  and  this  discussion  and  analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A  using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues  including  upcoming  events  based  upon  current  expectations,  which  involve  risks  and  uncertainties

that  could  cause  actual  outcomes  and  results  to  differ  materially.   The  future  conduct  of  our  business  and

the feasibility of our mineral exploration properties  are dependent upon a number of factors and there can be  no  assurance  that  we  will  be  able  to  conduct  our  operations  as  contemplated  and  the  accuracy  of  these statements  cannot  be  guaranteed  as  they  are  subject  to  a  variety  of  risks  that  are  beyond  our  ability  to predict or control and which may cause actual results to differ materially from the projections or estimates

contained  herein.   The  risks  include,  but  are  not  limited  to,  the  risks  described  in  this  MD&A;  those  risks set  out  in  our  disclosure  documents  and  our  annual  and  quarterly  reports;  the  fact  that  exploration activities  seldom  result  in  the  discovery  of  a  commercially  viable  mineral  resource  and  also  require

significant   amounts   of   capital   to   undertake,   and   the   other   risks   associated   with   start-up   mineral

exploration operations with insufficient liquidity, and no historical profitability.

Overview

We  are  engaged  in  the  acquisition,  exploration  and  development  of  natural  resource  properties.    We

currently have mineral properties in Alaska.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  are  also  listed  on  the  OTC  BB  under  the symbol “LNXGF”.

Mineral and Exploration Properties

Dime Creek Property

The Company has a total of 12 mining claims in Dime Creek, which are located near Nome in the State of

Alaska.

Livengood Property

The  Company  has  a  total  of  13  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,

Alaska, USA, known as the Livengood Claims.

We  also  own  a  50%  interest  in  the  Fish  Creek  Prospect,  located  in  the  Fairbanks  Mining  District  of

Alaska.  in  the  Fairbanks  Mining  District  of  Alaska  and  has  optioned  a  50%  interest  in  the  Fish  Creek claims to Teryl Resources Corp. (TRC-V).

Fish Creek Claims, Fairbanks Mining District, Alaska

We  own  a  50%  joint  venture  interest  in  30  mining  claims,  comprising  1,032  acres,  known  as  the  Fish

Creek  Prospect,  located  in  the  Fairbanks  Mining  District  in  Alaska.   We  optioned  our  50%  interest  to

Teryl Resources Corp. (“Teryl”), a company with common directors and officers.

We  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may  convert  it  into  a

25%  working  interest.   Teryl  may  purchase  the  5%  net  royalty  for  $500,000  U.S.  within  one  year  after

production  on  a  25%  working  interest,  or  retain  a  5%  NSR.   Teryl  must  expend  a  minimum  of  $500,000

U.S. over a period of three years, which term was subsequently extended for an additional three years.

Additional  work  on  the  Fish  Creek  property  will  be  based  on  results  from the  previous  drilling  programs.

Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

Trout Claims, Alaska

On  January  27,  2010  we  entered  into  a  mining  agreement  with  Peter  S.  Frantz  (“Frantz”),  the  100%

owner  of  eleven  mining  claims  known  as  the  Trout  Claims,  located  in  the  Fairbanks  Recording  District,

Alaska,  whereby  we  were  granted  an  option  to  enter  into  a  five  year  lease  in  consideration  of  US$7,500

(paid).  The terms of the lease option are as follows:

•      Initial non-refundable payment of US$1,500 upon signing of the lease agreement (paid);

•      Annual work commitment of US$10,000;

•      Consideration to Frantz on August 1 of each of the five years:

-      2011: Cash payment of US$5,000;

-      2012: Cash payment of US$10,000;

-      2013: Cash payment of US$15,000 and issuance of 10,000 common shares;

-      2014: Cash payment of US$15,000 and issuance of 50,000 common shares; and

-      2015:  Cash  payment  of  US$500,000  and  issuance  of  common  shares  valued  at  US$500,000 to  a  maximum  of  1,000,000  common  shares  and  granting  of  4%  Net  Smelter  Return  in exchange for 100% ownership in the Trout Claims.

On November 22, 2010 we announced that there was significant gold value in soils and rock chip samples collected  on  their  Trout  Claims,  located  about  70  miles  northwest  of  Fairbanks,  Alaska  in  the  Rampart

Mining  District.  The  claim  block  consists  of  thirty-four  (34)  160  acre  State  of  Alaska  claims  totaling

5,440 acres.

The   Trout   Claims   are   underlain   by   two,   geochemically-reduced,   magnetically   subdued,   igneous

intrusions.  These  igneous  rocks  have  yielded  radiometric  ages  of  89-90  million  years  (Ma),  the  same  age

as   Fort   Knox,   Livengood,   and   other   gold-bearing   intrusions   exposed   throughout   the   Tintina   Gold

Province.   International   Tower   Hill   Mines   Ltd.   (ITH)   has   calculated   a   recent   Ni   43-101   compliant

resource  estimate  of  12.5 million  ounces  gold  at  a  0.5  g/t gold  cutoff  at  their  Livengood  deposit,  which  is

approximately   30   miles   east   of   the   Trout   Claims.   Past   productive   placer   gold   deposits  also   occur

immediately downstream from the Trout Claims, suggesting a lode source within the claim group. During

1993-1994,  previous  explorers  identified  a  3,000  feet  long  by  1,000  feet  wide,  northeast-trending,  gold-

in-soil  anomaly  which  overlies  one  of  the  igneous  intrusions.  Thirty-nine  (39)  soil  samples  contained  65 to  680  ppb  gold  (.065  to  .68  g/t  gold),  and  thirteen  rock  chip  samples  contained  130  to  9,640  ppb  gold

(.130 to 9.64 g/t gold). Elevated silver, lead, zinc, arsenic and antimony values were also identified.

During  2010,  Linux  contractors  attempted  to  verify  this  anomaly  by  collecting  nine  (9)  soil  and  forty-six

(46)  rock  chip  samples  that  were  run  at  ALS  Chemex  Labs,  Inc.,  using  the  Au-AA24  analytical  method.

The nine soil samples, which contained 10 to 967 ppb gold (.01 g/t to .967 g/t gold) and an average of 156 ppb  gold  (.156  g/t  gold),  successfully  confirmed  the  northeast  trend  of  the  mineralization  and  widened  it by  approximately  150  feet  to  the  northwest.  The  thirty-four  rock  chip  samples  contained  up  to  411  ppb gold  (.441  g/t  gold),  with  elevated  gold  values  obtained  from  quartz  veins  within  the  intrusive.  The  rock sample  program  closed  off  the  mineralized  zone  to  the  northwest  at  an  elevation  of  about  3,000  feet.  The gold anomaly remains open to the northeast, southwest, and southeast. Future work planned by Linux will include  sample  programs  that  test  these  possible  extensions  as  well  as  evaluating  other  gold-polymetallic anomalies that are known within the Trout Claim Group.

Coho Claims, Alaska

On  January  27,  2010  we  entered  into  a  mining  agreement  with  Peter  S.  Frantz  (“Frantz”),  the  100%

owner  of  ten  unpatented  mining  claims  known  as  the  Coho  Claims,  located  in  the  Fairbanks  Recording

District,  Alaska,  whereby  we  were  granted  an  option  to  enter  into  a  five  year  lease  in  consideration  of

US$7,500 (paid).  The terms of the lease option are as follows:

•      Initial non-refundable payment of US$1,500 upon signing of the lease agreement (paid);

•      Annual work commitment of US$10,000;

•      Consideration to Frantz on August 1 of each of the five years:

-      2011: Cash payment of US$5,000;

-      2012: Cash payment of US$10,000;

-      2013: Cash payment of US$15,000 and issuance of 10,000 common shares;

-      2014: Cash payment of US$15,000 and issuance of 50,000 common shares; and

-      2015:  Cash  payment  of  US$500,000  and  issuance  of  common  shares  valued  at  US$500,000 to  a  maximum  of  1,000,000  common  shares  and  granting  of  4%  Net  Smelter  Return  in exchange for 100% ownership in the Coho Claims.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

months

months

months

months

months

months

months

months

ended

ended

ended

ended

ended

ended

ended

ended

May. 31,      Feb. 28,

Nov. 30,

Aug. 31,

May 31,

Feb. 28,

Nov. 30,

Aug. 31,

2011

2011

2010

2010

2010

2010

2009

2009

$

$

$

$

$

$

$

$

Description

(Restated)     (Restated)     (Restated)

Revenues

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

Income or

( loss) before

 other items

Total

(70,589)     (107,617)

(99,923)

(80,841)

(97,558)      (54,628)      (180,977)      (112,312)

Per share

(0.001)

(0.001)

(0.001)

(0.001)

(0.002)

(0.001)

(0.02)

(0.01)

Net loss for

 period

Total

(60,550)

330,907

(490,205)

(31,999)

154,703      (56,288)      (182,268)      (112,312)

Per share

(0.001)

0.003

(0.005)

(0.000)

0.002

(0.001)

(0.002)

(0.001)

As  we  are  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and  are  also impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  exploration  programs  and  financing costs.

The  fluctuations  in  net  loss  are  in  relation  to  our  funding  raising  for  our  operations.   When  a  financing  is

completed,  expenditures  rise,  increasing  the  net  loss.   After  the  funds  are  allocated,  expenditures  decline,

reducing the net loss.

In  addition,  net  loss  include  the  “other  item”  of  fair  value  adjustment  of  derivative  liabilities,  which fluctuates  significantly  from  quarter  to  quarter  in  accordance  with  the  change  of  the  our  stock  trading price in the market and the economic condition, as its valuation uses Black-Scholes pricing model

Results of Operations

We  incurred  a  net  loss  of  $60,550  during  the  first  quarter  of  fiscal  year  2012 (“2012”),  compared  to  a  net income of $154,703 during the first quarter of fiscal year 2011 (“2011”).

We had no revenue during three months ended May 31, 2011 and 2010.

Operating expenses that changed significantly from 2010 to 2011 are as follows:

-      Filing  and  regulatory  fees  decreased  from  $4,303  in  2011  to  $575  in  2012  due  to  our  lack  of minimum level of filing activities in 2012;

-      We  incurred  $17,926  in  mineral  property  exploration  and  development  in  2011  and  $nil  in  2012,

because  there  was  no  required  staking  payments  and  we  lacked  funds  for  exploration  during  the first quarter of 2012;

-      Office,  rent  and  telephone  increased  slightly  from  $8,621  in  2011  to  $10,703  in  2012,  while travel  and  promotion  decreased  from  $4,647  in  2011  to  $1,630  in  2012,  because  we  continue  to use  more  efficient  long  distance  communication  methods  rather  than  travelling  to  meet  with  our investors in person;

-      Professional  fees  decreased  from  $7,812  in  2011  to  $3,200  in  2012  as  result  of  our  continued

effort to streamline our operations and our lack of activities in 2012 due to lack of funds.

During  the  first  quarter  of  2012  we  recorded  impairment  of  our  holdings  of  common  shares  of  Teryl

Resources Corp., because per US GAAP  the unrealized loss  on available for sale investment are recorded as  loss  rather  than  an  item  of  comprehensive  income  after  two  years’  ownership.  In  2011  we  did  not record such loss.

During  the  first  quarter  of  2012  we  recorded  gain  of  $52,144  on  derivative  liabilities  related  to  our warrants  denominated  in  US  dollar  instead  of  our  functional  currency  of  Canadian  dollar.  In  the  first quarter  of  2011  the  gain  was  recorded  at  $258,947.  The  gains  and  losses  on  derivative  liabilities  are contingent on the market conditions as they are calculated using the Black-Scholes pricing model.

Liquidity and Capital Resources

As  of  May  31,  2011  we  had  a  cash  position  of  $1,890,  compared  to  $2,210  as  at  February  28,  2011  with

no  significant  change.   As  of  May  31,  2011,  we  had  a  working  capital  deficiency  of  $527,582,  compared to a working capital deficiency of $485,596 as at February 28, 2011.

During the three months ended May 31, 2011, we financed our operations with advances from our related parties of $47,351; during the three months ended May 31, 2010 we financed our operations with $27,516 in  advances  from related  parties,  sales  proceeds  of  $25,519  from our  available  for  sale  common  shares  of

Teryl Resources Corp., and $25,900 from sale of our private placement units.

All  of  our  properties  are  at  the  early  exploration  stages.    We  do  not  expect  to  generate  significant

revenues  in  the  near  future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity  securities  to  raise

capital  or  shareholder  loans.    Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future financing and the rate of dilution to existing shareholders.

Transactions with Related Parties

Related  party  transactions  are  in  the  normal  course  of  operations  and  are  measured  at  the  exchange

amount, which is the amount of consideration established and agreed to by the related parties.   During the

three  months  ended  May  31,  2011  (fiscal  2012)  and  2010  (fiscal  2011),  we  entered  into  the  following transactions with related parties:

−      Pursuant  to  a  management  services  agreement,  during  the  three  months  ended  May  31,  2011  the

Company paid or accrued management fees of $7,500 (2011 - $7,500) to a company  of which the

President  of  the  Company  is  a  director  pursuant  to  a  management  agreement  dated  May  1,  2007.

On December 1, 2010 the management agreement was amended whereby  the related party  agrees to  accrue  the  $2,500  per  month  management  fees,  but  not  to  be  paid  until  the  Company  is sufficiently funded for operations and not to charge interest on outstanding balances.

−      During  the  three  months  ended  May  31,  2011  the  Company  paid  or  accrued  investor  relations fees of $nil (2011 - $2,500) to a company related to the Company by way of a common director.

−      During the three months ended May 31, 2011, the Company paid consulting fees of $3,600 (2011

- $4,219) to a company where the President of the Company is a director.

The  following  advances  to/from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed

terms  of  repayment.   Unless  otherwise  indicated,  the  companies  are  controlled  by  the  President  and  CEO or are companies where he is the President and CEO:

Amounts due to related parties:

February 28,

Advances

May 31,

2011

(repayments)

2011

$

$

$

JGR Petroleum, Inc.

116,977

-

116,977

John Robertson

10,290

-

10,290

KLR Petroleum Ltd.

22,713

39,851

62,564

SMR Investments Ltd.

81,450

7,500

88,950

Teryl Resources Corp.

119,534

-

119,534

350,964

47,351

398,315

Share Capital

Our  authorized  share  capital  consists  of  200,000,000  common  shares  without  par  value.   As  of  May  31,

2011, we have 97,893,825 common shares issued and outstanding.

We did not have common  share transactions during the three  months ended May  31, 2011 or from March

1, 2011 to the date of this report.

The  following  is  a  summary  of  the  stock  options  and  share  purchase  warrants  outstanding  as  at  May  31,

2011:

Stock Options:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

0.19

November 2, 2011

0.25

25,000

6,250

0.42

December 8, 2011

0.25

50,000

12,500

0.52

November 7, 2012

0.31

50,000

12,500

1.44

February 21, 2013

0.10

1,525,000

381,250

1.73

April 22, 2014

0.10

75,000

18,750

2.89

December 18, 2014

0.10

25,000

6,250

3.56

April 19, 2015

0.10

50,000

12,500

3.89

April 14, 2016

0.10

400,000

100,000

4.88

3,700,000

925,000

1.48

Warrants:

Number

Remaining

Expiry date

Exercise price

of warrants

contractual life

US$

(years)

June 28, 2011*

0.20

3,125,000

0.08

October 19, 2011

0.075/0.10

5,000,000

0.38

November 9, 2011

0.075

2,473,000

0.45

December 6, 2011

0.075

2,770,000

0.52

13,368,000

0.35

* These warrants were issued with a private placement financing during May 2006. These warrants were subject to a price adjustment  clause  whereby  any  future  equity  financing  at  a  share  price  less  than  the  exercise  price  of  the  warrants  would result  in  the  re-pricing  of  the  warrants  exercise  price  to  equal  the  share  price  of  the  financing  and  additional  warrants would be issued  so that the aggregate exercise  price of the re-priced warrants would equal the aggregate  exercise  price  of the originally issued warrants. Subsequent to 31 May 2011 these warrants expired.

Changes in Accounting Policies

There  has  been  no  change  to  the  Company’s  accounting  policies  since  our  audited  consolidated  financial statements for the year ended February 28, 2011.

Subsequent Events

As  of  the  issuance  date  of  these  consolidated  financial  statements,  3,125,000  warrants  with  exercise prices of $0.20 expired, unexercised.

We  have  evaluated  subsequent  events  through  the  date  of  this  report  in  accordance  with  FASB  ASC  855 and all material subsequent events have been disclosed as stated above.

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Risks and Uncertainties

Our  principal  activity  is  mineral  exploration  and  development.   Companies  in  this  industry  are  subject  to

many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although  we  have  taken  steps  to  verify  the  title  to  mineral  properties  in  which  we  have  an  interest,  in

accordance   with   industry   standards   for   the   current   stage   of   exploration   of   such   properties,   these

procedures  do  not  guarantee  title.    Property  titles  may  be  subject  to  unregistered  prior  agreements  or transfers and title may be affected by undetected defects.

We  have no  significant  sources  of  operating  cash flow  and no revenue from operations.   Additional  capital

will  be  required  to  fund  our  exploration  program.   The  sources  of  funds  available  to  us  are  the  sale  of marketable  securities,  sale  of  equity  capital  or  the  offering  of  an  interest  in  its  project  to  another  party.

There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The  property  interests  owned  by  us  or  in  which  we  have  an  option  to  earn  an  interest  are  in  the exploration  stages  only,  are  without  known  bodies  of  commercial  mineralization  and  have  no  ongoing

mining  operations.    Mineral  exploration  involves  a  high  degree  of  risk  and  few  properties,  which  are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not

result  in  any  discoveries  of  commercial  bodies  of  mineralization.    If  our  efforts  do  not  result  in  any

discovery  of  commercial  mineralization,  we  will  be  forced  to  look  for  other  exploration  projects  or  cease operations.

We  are  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which we  operate,  including  provisions  relating  to  property  reclamation,  discharge  of  hazardous  materials  and other matters.  We may also be held liable should environmental problems be discovered that were caused

by  former  owners  and  operators  of  our  properties  in  which  we  previously  had  no  interest.   We  conduct

our  mineral  exploration  activities  in  compliance  with  applicable  environmental  protection  legislation.   We

are  not  aware  of  any  existing  environmental  problems  related  to  any  of  our  current  or  former  properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.